UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2018

Commission File Number: 001-32294

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TATA MOTORS LIMITED

(Translation of registrant’s name into English)

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BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

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TABLE OF CONTENTS
Item 1:	Form 6-K dated June 7, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 7, 2018

 Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Intimation of raising external commercial borrowing (“ECB”)

by Tata Motors Limited (“Company”)

June 7, 2018, Mumbai: This is with further reference to our filing dated June 1, 2018 intimating regarding a tender offer in respect of U.S. $500,000,000 4.625 per cent Senior Notes due 2020 (“Notes”), inviting holders of the Notes (“Noteholders”) to offer to sell for cash to the Company the Notes held by the Noteholders (“Tender Offer”). To refinance a part of the principal amount, the Company proposes to raise ECB up to U.S.$250,000,000 from Lenders up to a maximum of U.S.$500,000,000 in accordance with the Master Direction - External Commercial Borrowings, Trade Credit, Borrowing and Lending in Foreign Currency by Authorised Dealers and Persons other than Authorised Dealers dated January 1, 2016 (as amended, replaced and modified from time to time) (collectively, the “ECB Master Directions”) issued by the Reserve Bank of India.

The key terms and conditions of the facility agreement (“Facility Agreement”) dated June 6, 2018 entered into for the purposes of the ECB are as follows:

Borrower	Tata Motors Limited.
Mandated Lead Arrangers (“MLA”)	Australia and New Zealand Banking Group Limited (“ANZ”) and Citigroup Global Markets Asia Limited and / or their affiliates (“Citi”)
Lenders	Australia and New Zealand Banking Group Limited and Citibank N.A., Jersey Branch
Facility Agent	Citicorp International Limited
Majority Lenders

Lenders holding more than 66 2/3 per cent in value of the total commitments (or, if the total commitments have been reduced to zero, aggregated more than 66 ⅔% of the total commitments immediately prior to the reduction).

Facility	Senior syndicated unsecured term loan facility, ranking at least pari passu with existing and future unsecured and unsubordinated obligations of the Company.
Amount	Up to U.S.$ 250,000,000

Date of Execution	June 6, 2018
Repayment Profile	Bullet repayment
Final Maturity Date	Seven years from the date of the Facility Agreement
Purpose	All proceeds from the facility will be fully used towards refinancing a part of the principal amount of the Borrower’s Notes as permitted under the ECB Master Directions.
Availability Period	90 days from the date of signing Facility Agreement
Minimum amount of the Loan	U.S.$ 10,000,000
Margin	1.28% p.a. over U.S.$ London interbank offered rate (“LIBOR”)
Interest Periods for Loan

Each interest period for the loan will be three or six months or any other period agreed between the Borrower and the Facility Agent (acting on the instructions of all the Lenders in relation to the relevant facility), provided that, prior to the date on which primary syndication closes, interest periods shall be one month or such other period as the Facility Agent and Borrower may agree.

Interest on Loan

The aggregate of the applicable:

(a)Margin; and

(b)LIBOR administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for US Dollars and the relevant period displayed (before any correction, recalculation or republication by the administrator) on LIBOR01 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate) or the appropriate page of such other information or service which publishes that rate from time to time in place of Thomson Reuters or, if not available, on the basis of interpolated screen rates), and if any such rate is below zero then LIBOR will be deemed to be zero.

Shareholding of the Lenders in Tata Motors Limited	Not applicable
Parties related to promoter/promoter group/group companies	Not applicable

Capitalised or other terms used but not defined herein shall, unless the context otherwise requires, have the meanings as set out in the Facility Agreement.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.